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[METLIFE LETTERHEAD]

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION
----------------------

September 12, 2008

Mr. Michael Kosoff
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

RE: PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENTS ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-148873 AND 333-148876)

Dear Mr. Kosoff:

On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

     . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at
(617) 578-2857 or Tom Conner at (202) 383-0590.

Sincerely,


/s/ Gregory E. Illson
-----------------------------------------
Gregory E. Illson
Vice President

cc:   W. Thomas Conner, Esq.
      John E. Connolly Jr., Esq.
      Paula J. Minella, Esq.

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